Mail Stop 3010

November 13, 2009

Mr. Michael Jeffery
Chief Executive Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

> **Re: LECG Corporations**
> **Preliminary Proxy Statement**
> **Amendment No. 2 filed November 12, 2009**
> **File No. 000-50464**

Dear Mr. Jeffery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Merger, page 11

1.   We note your response to prior comment 2; however, it is still not entirely clear from your disclosure <u>why</u> the common shareholders will receive nothing in the transaction. Please revise.

2.   We note your response to prior comment 3. Please also add disclosure to state that if you become aware of specific material facts that contradict the representations or warranties in the merger agreement, you will provide corrective disclosure.

<u>Restricted Stock Awards, page 166</u>

3.   We note your response to comment 15 regarding Mr. Jeffery's unique compensation arrangement and Mr. Aiken's different functional role. Please include such disclosure in your proxy statement.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Bradley J. Rock
        DLA Piper LLP
        (650) 687-1191